QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 16, 2008
Relating to Preliminary Prospectus dated June 16, 2008
Registration Statement No. 333-151420

BRITANNIA BULK HOLDINGS INC
FREE WRITING PROSPECTUS

        This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated June 16, 2008 (the "Preliminary Prospectus"), which on pages 32, 33, 35, 36 and 64 contains the information below, and to provide you with a hyperlink to the current version of the Registration Statement on Form F-1 (File No. 333-151420), which includes the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, including the Section entitled "Risk Factors" and the financial statements and related notes, before deciding to invest in our common stock.

        To review our current Registration Statement and the Preliminary Prospectus, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site);

        http://sec.gov/Archives/edgar/data/1421150/000104746908007477/a2186345zf-1a.htm

        OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001421150.

USE OF PROCEEDS

        Our net proceeds from the sale of shares of our common stock will be approximately $136.0 million, based on an offering price of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses. We estimate that our fees and expenses in connection with the offering will be approximately $14.0 million. We will not receive any additional proceeds if the underwriters' option to purchase additional shares is exercised. A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $7.7 million, after deducting the estimated offering expenses and assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus.

        The table below sets forth our estimate of the sources and uses of funds for this offering and the related repayment and refinancing of our existing debt:

Amount
($ in millions)
Sources
Vessel acquisition account(1)	$42.4
Net proceeds from shares of common stock offered in this offering(2)	136.0
New secured term loan facility(3)	168.7

Total sources of funds	$347.1

Uses
Repayment of existing senior secured notes(4)	$209.8
Repayment of existing senior secured bridge facility(5)	81.4
Repayment of existing secured bridge facility(6)	30.0
General corporate purposes	25.9

Total uses of funds	$347.1

(1)
The funds held in the vessel acquisition account currently secure our senior secured notes and will be released at the closing of this offering in connection with the satisfaction and discharge of the indenture governing our senior secured notes. On May 28, 2008 we deposited $52.5 million into the vessel acquisition account for our senior secured notes. On May 29, 2008, we made a quarterly interest payment on the notes with $10.1 million from the vessel acquisition account. See "Description of Certain Indebtedness—Senior Secured Notes—Excess Cash Flow Offer".

(2)
Reflects the issuance of 8,333,333 shares at $18.00 per share (the midpoint of the price range on the cover of this prospectus), less the underwriters' discount and commissions, and fees and expenses payable by us.

(3)
On May 23, 2008, we entered into a facility agreement for a new $170.0 million secured term loan facility. We will draw $170.0 million on this facility at the closing of this offering and will pay estimated fees and expenses of $1.3 million. See "Description of Certain Indebtedness—New Secured Term Loan Facility".

(4)
Reflects the payment of all accrued and unpaid interest and applicable prepayment premiums in connection with the satisfaction and discharge of the indenture governing the senior secured notes and the consequent redemption of all outstanding notes. As of March 31, 2008, we had $185.0 million in principal outstanding, bearing interest at an annual rate of 11%. Up to 35% of these senior secured notes are callable prior to December 1, 2009 with the net proceeds of this offering at a redemption price of 112.75% of the accreted value of such notes, plus accrued and unpaid interest to the date of redemption. The senior secured notes are also callable prior to December 1, 2009 at a redemption price of 100% of the accreted value thereof plus the applicable premium as of, and accrued and unpaid interest to, the date of redemption.

(5)
As of March 31, 2008, we had $75.9 million in principal outstanding under our senior secured bridge facility which we entered into with affiliates of Goldman, Sachs & Co., one of the underwriters to this offering. We used proceeds therefrom to fund the first installment due on six new-build ice-class Panamax vessels for which we entered into a purchase contract in November 2007. Were it not repaid at the closing of this offering, the senior secured bridge facility would mature in November 2008. From execution to (and including) March 30, 2008, it has borne interest at LIBOR plus a margin of 6.5% per annum; from (and including) April 1, 2008, to (and including) April 30, 2008, it has borne interest at LIBOR plus a margin of 9.5% per annum; from (and including) May 1, 2008 to (and including) May 31, 2008, it has borne interest at LIBOR plus a margin of 10.00% per annum; and from (and including) June 1, 2008 to June 30, 2008 it is expected to bear interest at LIBOR plus a margin of 10.50% per annum.

(6)
As of March 31, 2008, we had $30.0 million in principal outstanding under our secured bridge facility which we entered into with Lloyds TSB Bank Plc. Proceeds from the secured bridge facility were used to fund the acquisition of two additional Handysize ice-class bulk carriers delivered in February 2008. Were it not repaid at the closing of this offering, this secured bridge facility would mature in November 2008. To date, it has borne interest at LIBOR plus a margin of 2.0% per annum.

CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth our cash and cash equivalents, creditor amounts falling due within one year and capitalization at March 31, 2008:

  •
  on an actual basis, and

  •
  on an adjusted basis to give effect to the issuance and sale of 8,333,333 shares of our common stock and the application of the net proceeds therefrom and the related refinancing and repayment of existing debt, all as described in "Use of Proceeds", assuming an initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

        You should read this table in conjunction with "Selected Consolidated Financial and Other Operating Data", "Operating and Financial Review and Prospects" and our financial statements, related notes and other financial information included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents	$59,927	43,070	(1)
Vessel acquisition account	2	—
Debt:(a)
Senior secured bridge facility	$75,945	—	(2)
Secured bridge facility	30,000	—	(3)
New secured term loan facility	—	48,000	(4)

Current portion of long-term debt	$105,945	48,000	(2)(3)

Senior secured notes	175,785	—	(5)
New secured term loan facility	—	122,000	(4)

Total long-term debt, net of current portion	$175,785	122,000

Total debt	$281,730	170,000

Stockholders' equity:(b)
Common Stock, $0.01 par value, 1,000,000,000 shares authorized; 18,646,170 shares issued and outstanding, actual; 26,979,503 issued and outstanding, as adjusted	186	270	(6)
Additional paid-in capital	15,147	151,063	(6)
Retained earnings	88,989	49,890	(7)

Total stockholders' equity	104,322	201,223

Total capitalization	$386,052	371,223

(1)
The net decrease of $16.9 million in our cash position results from the $81.4 million repayment of our senior secured bridge facility described in footnote (2) below, the repayment of our $30.0 million secured bridge facility described in footnote (3) below, the repayment of the outstanding principal, accrued interest and the applicable prepayment premiums on our senior secured notes aggregating $209.8 million as described in footnotes (5) and (7) below, offset by proceeds from our $170.0 million new senior secured facility described in footnote (4) below, less a facility establishment fee of $1.7 million, $0.4 million previously paid with the remaining $1.3 million to be paid at closing, and estimated net proceeds of $136.0 million from the sale of our common stock at the mid-point of the price range described in footnote (6) below.

(2)
Reflects repayment of an aggregate $81.4 million for the $75.9 million principal outstanding on our senior secured bridge facility and the $5.5 million of capitalized interest not paid in cash but added to the outstanding principal balance through June 23, 2008. This non-cash (pay in kind or PIK) interest was recorded as a current liability under accrued expenses and other liabilities and a corresponding asset was recognized under deposits for construction of new vessels. This current liability will be extinguished upon payment of the entire outstanding balance of $81.4 million at the closing of this offering.

(3)
Reflects repayment of the $30.0 million outstanding on our secured bridge facility.

(4)
Reflects draw of $170.0 million on our new senior secured term loan facility, with a current and long-term portion of $48.0 million and $122.0 million, respectively.

(5)
Reflects repayment of our existing senior secured notes in an aggregate amount of $209.8, consisting of $175.8 million in accreted principal amount, $0.3 million of accrued interest and $33.7 million in aggregate repayment premiums. Concurrently with the closing of this offering, we will deposit this repayment amount with the trustee for the notes for distribution to noteholders in accordance with the redemption provisions of the indenture on July 23, 2008 and July 24, 2008, and the applicable repayment premium and accrued interest have been calculated on that basis.

(6)
Reflects issuance of $150.0 million of common stock and payment of fees and expenses of $14.0 million.

(7)
Reflects write off of deferred financing costs of $5.4 million and recording of an aggregate prepayment premium of $33.7 million for early extinguishment of our senior secured notes described in footnote (5) above. See "Operating and Financial Review and Prospectus—Effect of Consummation of This Offering and the Refinancing and Repayment of Existing Debt".

(a)
All of our debt is secured and guaranteed.

(b)
These numbers give effect to the net 227-for-100 share exchange effected between May 27, 2008 and June 2, 2008.

        Our share capital consists of common stock with a par value of $0.01 per share. All our issued common stock is in registered form and is freely transferable. On March 31, 2008, there were 18,646,170 issued and outstanding shares of common stock. See "Description of Capital Stock" for further information.

DILUTION

        After giving effect to the sale of 8,333,333 shares of common stock at an assumed initial public offering price of $18.00 per share of common stock, our pro forma net tangible book value as of March 31, 2008 would have been $201.2 million, or $7.46 per share. This represents an immediate appreciation in net tangible book value of $1.87 per share to existing stockholders and an immediate dilution in net tangible book value of $10.54 per share to new investors.

        The following table illustrates the pro forma per share dilution as of March 31, 2008.

Initial public offering price per share	$18.00
Net tangible book value per share as of March 31, 2008	$5.59
Increase in net tangible book value attributable to new investors in this offering (in millions)	$136.0
Pro forma net tangible book value per share after giving effect to this offering	$7.46
Dilution per share to new investors	$10.54

        Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of common stock outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the public offering price per share.

        A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would not affect our net tangible book value, would increase (decrease) the pro forma net tangible book value per share after giving effect to this offering by $0.29 per share and would decrease (increase) the dilution per share to new investors in this offering by $0.71 per share, assuming no exercise of the underwriters' option to purchase 1,250,000 additional shares of common stock and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

        The following table summarizes, as of March 31, 2008, on the basis described above, the differences between the number of shares of common stock issued as a result of this offering, the total amount paid by existing stockholders and the average price per share paid by you in this offering, based upon the initial public offering price of $18.00 per share.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,646,170	69.11%	$104.32	41.02%	$5.59
New investors	8,333,333	30.89%	$150.00	58.98%	$18.00

Total	26,979,503	100.00%	$254.32	100.00%	$9.43

Update on Bunker Fuel Contract

        In light of recent substantial increases in prices for crude oil and, as a result, bunker fuels, we have entered into an agreement in principle for the purchase of a fixed quantity of bunker fuels at a total fixed price of $47.4 million, to be delivered and paid for over a period ending May 31, 2009. The contract is designated as a cash flow hedge for accounting purposes and, accordingly, unrealized gains or losses resulting from changes in fuel prices will be recorded in other comprehensive income (loss), a component of stockholders' equity. In the three months ended March 31, 2008 we recorded bunker fuel expenses of $33.0 million.

        THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. TOLL-FREE 1-866-471-2526 OR BANC OF AMERICA SECURITIES LLC TOLL FREE 1-800-294-1322.

QuickLinks

USE OF PROCEEDS
CAPITALIZATION AND INDEBTEDNESS
DILUTION